
January 31, 2022

Barry Grunberger
Chief Executive Officer
Transnational Group, Inc.
2701 Thanksgiving Way, Suite 100
Lehi, Utah 84043

   Re: Transnational Group, Inc.
     Registration Statement on Form 1-A
     Filed January 11, 2022
     File No. 024-11775

Dear Mr. Grunberger:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A, Filed on January 11, 2022

Financial Statements, page F-1

1. Please revise the financial statements to clearly and prominently label each of the Consolidated Balance Sheets, Consolidated Income Statements, Consolidated Statements of Stockholders' Equity, and Consolidated Statements of Cash Flows as "unaudited."

Note 5. Business Acquisitions, page F-13

2. We note that on July 18, 2021, you completed the acquisition of On OTT Now, Inc. Please address the following:
  • Tell us whether On OTT Now, Inc. had any operations prior to the acquisition and, if so, clearly describe to us the nature of those operations.
  • Describe to us the factors you relied upon when concluding that On OTT Now, Inc. was a business pursuant to ASC 805-20-20.
  • In light of the significance of your investment in On OTT Now, Inc., tell us how you

considered the need to provide financial statements of On OTT Now, Inc. and related pro forma statements in this filing.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6001 or Asia Timmons-Pierce at 202-551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing